December 12, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NEW CENTURY LOGISTICS (BVI) LIMITED (the “Company”)
Registration Statement on Form F-1
File No. 333- 274115 (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. (Eastern Time) on December 13, 2023, or as soon thereafter as practicable.

Please contact Huan Lou, Esq. of Sichenzia Ross Ference Carmel LLP counsel of the Company, at (212) 930-9700 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing.

Very truly yours,

New Century Logistics (BVI) Limited

By:	/s/ Ching Shun Ngan
Name:	Ching Shun Ngan
Title:	Chief Executive Officer

cc: Huan Lou, Esq.